Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 30, 2012

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Kinetics Portfolios Trust (the “Trust”)
Registration No. 811-09923

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments and suggestions provided by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on June 20, 2012, regarding Amendment No. 23 to the Trust’s Registration Statement filed on Form N-1A.

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Investment Objective, Principal Investment Strategies and Principal Risks of the Internet Portfolio

1.
Staff Comment:  In the fourth full paragraph in the Portfolio’s “Principal Investment Strategies” section on page five of the Prospectus, please clarify how is it appropriate for the Portfolio to invest in the securities of companies whose core business may not be primarily Internet-related.  Please also confirm whether such investments are a part of the 80% test.

Response:  The Internet Portfolio invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes in common stocks, convertible securities, warrants and other equity securities having the characteristics of common stocks (such as American Depositary Receipts, Global Depositary Receipts and International Depositary Receipts), of U.S. and foreign companies engaged in the Internet and Internet-related activities and whose businesses are vastly improved through the distribution of content and reduction of costs with the use of the Internet.   As an example of a company whose core business may not be primarily Internet-related but whose securities would be part of the 80% test, an industry leader in providing retail Internet service may generate the majority of its revenues, and consider its core business, the delivery of cable or satellite television.

Additional Strategies and Risks of the Portfolios

2.	Regarding “Credit Default Swap Agreements – The Multi-Disciplinary Portfolio,” please confirm the Multidisciplinary Portfolio will cover the notional value of any credit default swap agreements.

Response:  The Trust responds by noting that the Multi-Disciplinary Portfolio, for swaps entered into on a net basis (i.e., the two payment streams are netted out with each party thereto receiving or paying, as the case may be, only the net amount of the two payments), will maintain in a segregated account any liquid assets with a value at least equal to the net amount of the excess, if any, of the Portfolio’s obligations over its entitlement with respect to each swap (determined on a daily basis).  If the swap is not entered into on a net basis, the Portfolio will maintain in a segregated account liquid assets in an amount at least equal to its full obligation with respect to the swap.

Statement of Additional Information

Investment Restrictions

3.
For investment restriction ten, please confirm that the Market Opportunities Portfolio’s concentration policy does not provide the Investment Adviser with discretion to change the portfolio’s concentration in an industry or group of industries without prior shareholder approval.

Response:  Pursuant to Section 8(b)(1) of the Investment Company Act of 1940, as amended, the Trust has noted in its Statement of Additional Information that the fundamental investment restrictions of a Portfolio may be changed only with the approval of the holders of a majority of a Portfolio’s outstanding voting securities.  As a fundamental investment restriction, the Investment Adviser does not have discretion to change the Market Opportunities Portfolio’s concentration policy without prior shareholder approval.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Portfolios, hereby states the following:

(1)
The Portfolios acknowledge that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Portfolios acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Portfolios represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Adam Henkel, Esq. at (312) 325-2037 or the undersigned at (914) 703-6904.

Very truly yours,

/s/ Jay Kesslen
Jay Kesslen
Vice President
KINETICS MUTUAL FUNDS, INC.

cc:  Drinker Biddle & Reath LLP